August 5, 2016

Re:                                         Kosmos Energy Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2015 (the “Form 10-K”)
Filed February 22, 2016

Response dated June 30, 2016
File No. 1-35167

Mr. Ethan Horowitz

Branch Chief

Office of Natural Resources
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Horowitz:

This letter is in response to your letter dated July 29, 2016. We have set forth your comments followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 6 — Suspended Well Costs, page 112

l.                                         Your response to prior comment 2 states that you were not in a position to make a determination concerning the commerciality of the Akasa Discovery based on the results of your appraisal program as of March 31, 2015. To further our understanding, describe for us in sufficient detail the technical and/or economic issues that remain unresolved which prohibit you from arriving at a determination of commerciality and how additional technical studies and further evaluation will resolve such issues.

Following the Akasa Discovery, we submitted to the government of Ghana an appraisal program, which included drilling an appraisal well, installing gauges, and performing a drill stem test and an injectivity test.  The injectivity test indicated that the Akasa-1 and Akasa-2 wells were not in pressure communication, resulting in a reduction of the estimated recoverable resources associated with the existing wells.  However, based on existing seismic data, our appraisal work indicates there may still be a sufficient amount of recoverable resources to commercially develop the field.  Such development is expected to be a 2-well configuration (a producer and water injector paired together in pressure support), and would require an additional well to be drilled in the field (along with the use of one of the existing wells).  Before this decision can be made, additional technical work is required to confirm the existence of sufficient resources to proceed.

The additional technical work proposed to the government of Ghana consists of a seismic inversion study that would utilize an improved processed seismic data set to:  improve reservoir identification, identify barriers, and improve definition of the areal extent of the resource channel.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

This study will allow us to model the estimated recoverable resources and determine if the resource justifies drilling an additional well.  It will also allow us to determine the optimal location of the additional well to be drilled.  Without the seismic inversion study, we are unable to effectively model the recoverable resources and thus determine the commerciality of the Akasa Discovery.

We have previously provided the government of Ghana the proposed timeline and related milestones involved in performing the seismic inversion study, as shown below.

It is important to note the development scenario for the Akasa Discovery is based on a tie-back to the Jubilee Field FPSO.  Also, the Akasa Discovery would be developed subsequent to the development phases listed in the Greater Jubilee Full Field Development Plan.

As discussed in our previous response letter, the government of Ghana has informed us that it has been working through various other matters related to the Jubilee Field, which they have deemed to be more time sensitive priorities for them.  In order for us to proceed with our proposed technical work, we believe the following events must first occur:

•                  Resolution of the mechanical and operational issues affecting the Jubilee Field FPSO, including the turret issue and our ability to show the government of Ghana sufficient progress in the remediation plan by the first half of 2017, in particular completing the permanent spread mooring of the FPSO vessel

•                  Resolution of all issues associated with the Greater Jubilee Full Field Development Plan (GJFFDP) in order to obtain approval in the first half of 2017

•                  Approval from the government of Ghana on the additional technical work on the Akasa Discovery in the first half of 2017 (potentially concurrent with the Greater Jubilee Full Field Development Plan)

Based on meeting the aforementioned timeline, we would expect to be in a position to either make a declaration of commerciality on the Akasa Discovery or write-off all related costs by the end of 2018.

2.                                      Your response to prior comment 2 states that subsequent to your correspondence and meeting with the Petroleum Commission on July 11, 2015, the government of Ghana has been working through various other matters related to the Jubilee Field, which they have deemed to be a more time sensitive priority for them. Tell us the nature and timing of your inquiries of or other communications that you have had with the government of Ghana since July 11, 2015 regarding your request for additional time to perform technical studies and evaluation of the Akasa Discovery. Compare for us your experience regarding the delays in responding to your requests or obtaining approvals from the government regarding the Akasa Discovery to your experience with other comparable projects in Ghana.

Subsequent to the July 11, 2015 meeting with the Petroleum Commission, we have met or corresponded with the government of Ghana in a formal capacity with regard to the Akasa Discovery on at least four occasions, as noted below:

•                  July 22, 2015, we met with the Petroleum Commission to further discuss our proposed additional technical work and evaluation for the Akasa Discovery.

•                  December 1, 2015, we submitted the GJFFDP to the Minister of Petroleum, and within this document we informed the Minister of Petroleum of the current status of the Akasa Discovery, as well as our request for additional time to conduct additional technical work.  Approval of the GJFFDP has not been received.

•                  December 10, 2015 at a meeting of the West Cape Three Points Joint Management Committee (which includes the Ghana National Petroleum Corporation), we presented an update on the status of the Akasa Discovery and requested a budget line item in the 2016 Work Program and Budget equal to US$300,000 to be spent on the additional technical work once the government of Ghana approved our request for additional time to conduct such work. This budget item was approved by the Joint Management Committee.

•                  July 21, 2016, we met with the Ghana National Petroleum Corporation at a West Cape Three Points Joint Management Committee meeting and informed them that we were awaiting a response from the government of Ghana to our Akasa Discovery proposal.  The Ghana National Petroleum Corporation acknowledged that is where the process currently stands, but they were unable to confirm a date by which we would receive a response to the proposal.

With respect to other experiences with obtaining approvals from the government of Ghana, we experienced a similar delayed situation with respect to our TEN project Development Plan.  The TEN Development Plan was originally submitted to the government of Ghana on November 6, 2012, and did not receive approval until May 29, 2013.  Currently, we are experiencing delays associated with the GJFFDP, which was submitted on December 1, 2015.  The GJFFDP contemplates future development wells associated with the Jubilee Field, Mahogany Field and Teak Field.

3.                                      Your response to prior comment 2 states that you believe you are making sufficient progress on assessing the reserves and the economic and operating viability of the Akasa Discovery project. We also note your capitalized exploratory well costs on completed wells table on page 113. Provide a similar rollforward for the Akasa Discovery’s capitalized exploratory well costs as of and during the years ended December 31, 2015, 2014 and 2013. Include in your response a thorough description of the additions to capitalized exploratory well costs for each year. Also, tell us the amount and nature of any costs incurred subsequent to July 11, 2015 related to the Akasa Discovery, such as costs incurred to assess the reserves and their potential development.

The following table provides aging of capitalized exploratory well costs associated with the Akasa Discovery on completed wells as of and during the years ended December 31, 2015, 2014 and 2013.

	Years Ended December 31, (In thousands)
	2015	2014	2013
Beginning balance	$37,083	$33,626	$36,012
Additions to capitalized exploratory well costs pending the determination of proved reserves	250	3,457	(2,386)
Reclassification due to determination of proved reserves	—	—	—
Ending balance	$37,333	$37,083	$33,626

Subsequent to July 11, 2015, we have incurred an inconsequential amount of costs associated with the Akasa Discovery, as we are awaiting approval from the government of Ghana to proceed with our proposed technical work.

The additions to capitalized exploratory well costs during 2015 and 2014 were primarily well tests performed on the Akasa-1 exploration well.  We note that the 2013 activity is related to our actual well costs being lower than the estimated amount we accrued as of December 31, 2012.  The table above excludes $0.1 million, $0.8 million and $20.0 million in costs that were capitalized and subsequently expensed during the same year for the years ended December 31, 2015, 2014 and 2013, respectively.  These costs were related to the drilling of the Akasa-2 appraisal well, which did not encounter a sufficient amount of reserves to be completed as a producing well and, therefore, all costs associated with the Akasa-2 appraisal well were expensed.

In addition to capitalized exploratory well costs, we incurred $0.7 million during the first six months of 2015 and $2.0 million and $2.1 million during the years ended December 31, 2014 and 2013 associated with pre-FEED (Front End Engineering and Design) activities related to the Mahogany, Teak and Akasa Discoveries.  We note that the Mahogany, Teak and Akasa Discoveries are in close proximity to the Jubilee Field FPSO (and to each other).  The conceptual development work performed on the three discoveries was a joint process as all would require tie-back to the Jubilee Field FPSO through shared infrastructure.  These costs were primarily related to the salary and benefits costs associated with Company personnel who were processing and analyzing various seismic data and studies and evaluating various conceptual designs for a potential development.  Also, the work included third party contractor services for geological and geophysical studies, as well as conceptual designs for plan of development and core analysis.

********

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ Thomas P. Chambers
Thomas P. Chambers
Senior Vice President and Chief Financial Officer

cc:                                Andy Inglis
Byron B. Rooney, Esq.